Perth Mint Physical Gold ETF

c/o Exchange Traded Concepts, LLC

2 Hanson Place

Brooklyn, New York 11217

February 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form AW – Request for Withdrawal
Perth Mint Physical Gold ETF
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed on April 5, 2019
File No. 333-224389

Ladies and Gentlemen:

On January 30, 2020, the Perth Mint Physical Gold ETF (“Perth Mint”) submitted a letter (Accession No. 0001213900-20-002136) pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), requesting the withdrawal of the post-effective amendment to the Registration Statement on Form S-1 (File No. 333-224389) filed on April 5, 2019 (the “Withdrawal Letter”). At the request of the Staff of the Division of Corporation Finance, Perth Mint hereby requests the withdrawal of the Withdrawal Letter to address certain administrative matters. If you have any questions regarding this application for withdrawal, please contact our counsel, Morgan, Lewis & Bockius LLP, by calling David A. Sirignano at (202) 739-5420.

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Very truly yours,

EXCHANGE TRADED CONCEPTS, LLC

Administrative Sponsor of Perth Mint Physical Gold ETF

By:	/s/ J. Garret Stevens
J. Garret Stevens
President
(Principal Executive Officer)

CC:      David A. Sirignano, Esq., Morgan, Lewis & Bockius LLP